SEC FILE NUMBER
000-51194

CUSIP NUMBER
082073 10 7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☑ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION
Savings Banks Employees Retirement Association 401(k) Plan As Adopted by Benjamin Franklin Bank

Full Title of Plan
Benjamin Franklin Bancorp, Inc.

Full Name of Issuer of Securities held pursuant to Plan
N/A

Former name if applicable

58 Main Street

Address of Principal Executive Office (Street and Number)
Franklin, MA 02038

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
We were unable to file on the prescribed filing date, without unreasonable effort and expense, the Annual Report on Form 11-K for the Savings Banks Employees Retirement Association 401(k) Plan As Adopted by Benjamin Franklin Bank (the “Plan”) for the year ended December 31, 2005, because the Plan’s independent registered public accounting firm, Parent, McLaughlin & Nangle, Certified Public Accountants, Inc., had not yet issued its report on the Plan’s financial statements to the Plan sponsor. Parent, McLaughlin & Nangle has advised the Plan that it has not yet issued its report because it has not completed its audit procedures related to its audit of the Plan’s financial statements, but that it will complete its audit procedures within the fifteen day extension period. We are not aware of any disagreement with the Plan’s independent registered public accounting firm on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that resulted in such firm’s failure to deliver its opinion. Attached to this Form 12b-25 as Exhibit 1 is a statement signed by Parent, McLaughlin & Nangle.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Claire S. Bean	508	528-7000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Savings Banks Employees Retirement Association 401(k) Plan As Adopted by Benjamin Franklin Bank
(Name of Plan)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2006	By:	/s/ Tom Forese
Tom Forese
Plan Administrator

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.